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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                 SETTLEMENT IN CIVIL LAW SUITS IN UNITED STATES

                   BY OPT-OUT PLAINTIFFS REGARDING METHIONINE

                       PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of  November 19, 2002
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Commission File Number
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                               MITSUI & CO., LTD.
             -------------------------------------------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                     Form 20-F  X     Form 40-F
                              ------            ------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           -------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           -------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                       Yes               No    X
                           ------           -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -------
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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 19, 2002

                                         MITSUI & CO., LTD.



                                 By:             /s/ Tasuku Kondo
                                    ----------------------------------------
                                    Name:  Tasuku Kondo
                                    Title: Executive Director
                                           Senior Executive Managing Officer
                                           Chief Financial Officer






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November 19, 2002


To: the Press


               Re: Settlement in Civil Law Suits in United States
                   by Opt-Out Plaintiffs Regarding Methionine

Mitsui & Co., Ltd. ("Mitsui Japan"), Mitsui & Co. (U.S.A.), Inc. ("Mitsui USA") and Novus International, Inc. ("Novus"), a consolidated subsidiary of Mitsui Japan, against which certain actions has been filed in the San Francisco Federal District Court by purchasers of methionine, an animal feed additive, for the alleged violation of the U.S. antitrust laws regarding methionine, and which settled with the class action plaintiffs in May 2002, reached an agreement for settlement with the plaintiffs who opted out of that class action.

Under this settlement Novus will pay US$ 58 MM (approximately JY 7,100 MM) as a settlement amount.

This will not affect Mitsui's consolidated results of operations for the fiscal year 2003, since Novus has set up provision for the full settlement amount in the fiscal year 2002.



Corporate Communications Div.
Mitsui & Co., Ltd.